[Letterhead of Eversheds Sutherland (US) LLP]

May 4, 2021

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Capitala Finance Corp.

Preliminary Proxy Materials on Schedule 14A filed April 21, 2021

File No. 814-01022

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 30, 2021, with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-01022), filed with the Commission on April 21, 2021 (the “Proxy Materials”). The Staff’s comments are set forth below and are followed by the Company’s response.

1.	Supplementally, when does the Company expect to hold its annual shareholder meeting?

The Company advises the Staff on a supplemental basis that it expects to hold its annual shareholder meeting as soon as practicable following the special meeting. The exact timing of when the Company will hold its 2021 annual shareholder meeting will be impacted by a number of factors, including whether the Company’s shareholders approve the Company’s entry into a new advisory agreement with Mount Logan Management, LLC (as set forth in the Proxy Materials), scheduling matters pertaining to the Company’s officers and directors and other similar matters attendant to the setting of annual shareholder meetings.

2.	Supplementally, please explain to the Staff if Mount Logan Management, LLC (“Mount Logan”) is affiliated with the Company or Capitala Investment Advisors, LLC, the Company’s existing investment adviser (“Capitala”).

The Company advises the Staff on a supplemental basis that Mount Logan currently is not an “affiliated person” (as defined in Section 2(a)(3) of the Investment Company Act of 1940) of the Company or Capitala.

Edward P. Bartz, Esq.
May 4, 2021

3.	Has Mount Logan or one of its affiliates advised any other business development companies (“BDCs”)? If so, add disclosure regarding Mount Logan’s or its affiliates’ experience advising BDCs. If not, disclose why the Company’s Board of Directors (the “Board”) believes that hiring an adviser with no BDC experience is in the best interest of the Company’s shareholders.

The investment team of Mount Logan currently manages two other BDCs and an interval fund sponsored on the BC Partners credit platform (among other non-registered funds). These funds are Portman Ridge Finance Corporation (Nasdaq: PTMN), BC Partners Lending Corporation and Alternative Credit Income Fund. Appropriate disclosure has been added in the section of the Proxy Materials that discusses the Board's consideration of the nature, extent and quality of services to be provided by Mount Logan.

4.	On page 9 of the Proxy Materials, where the reset of the capital gains incentive fee lookback feature (the “Reset”) is discussed, please add a cross-reference to the disclosure regarding the factors the Board considered when determining the Reset is in the best interests of the Company’s shareholders.

The Company has revised the above-referenced disclosure to reflect the Staff’s comment.

5.	On page 9 of the Proxy Materials, in the response to the question “Has Mount Logan agreed to any fee waivers in connection with its appointment as the Company’s new investment adviser?”, please disclose that any of the fees waived pursuant to the fee waiver cannot be recouped.

The Company has revised the above-referenced disclosure to reflect the Staff’s comment.

6.	On page 17 of the Proxy Materials, under the heading titled “Payment of Expenses under the New Advisory Agreement”, please disclose that the types of expenses that the Company will bear under the New Advisory Agreement are identical to the types of expenses that the Company has been bearing under the Existing Advisory Agreement.

The Company has revised the above-referenced disclosure to reflect the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:       Stephen A. Arnall / Capitala Finance Corp.